SUMMIT ENVIRONMENTAL CORPORATION, INC.
                              133 EAST TYLER STREET
                               LONGVIEW, TX 75601
                                  800-522-7841


                               September 27, 2004


John Reynolds, Assistant Director
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

ATTENTION MARK AUSTIN

                  Re:      Summit Environmental Corporation, Inc.
                           Form SB-2 Withdrawal Request
                           Commission File No. 333-115427

Dear Mr. Reynolds:

         The undersigned, as president of Summit Environmental Corporation, Inc., requests withdrawal of the following registration statement for the reason that the shares being registered have been included in a combined registration statement, Form SB-2, Commission File No. 333-118752, declared effective by the Commission on September 10, 2004.

Registration Statement            Date Filed          EDGAR Accession No.
---------------------------       ----------          -------------------
Post-Eff Am 1 to Form SB-2        06-16-02            0001144204-04-008580


                                        Sincerely,


                                        /s/ B. Keith Parker

                                        B. Keith Parker
                                        Chief Executive Officer